Exhibit T3A.31

State of Florida Department of State I certify from the records of this office that JAG VIII LLC is a limited liability company organized under the laws of the State of Florida, filed on November 20, 2008. The document number of this limited liability company is L08000107944. I further certify that said limited liability company has paid all fees due this office through December 31, 2017, that its most recent annual report was filed on February 13, 2017, and that its status is active. Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capital, this the Twenty-second day of September, 2017 Tracking Number: CU5981112528 To authenticate this certificate,visit the following site,enter this number, and then follow the instructions displayed. https://services.sunbiz.org/Filings/CertificateOfStatus/CertificateAuthentication